UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

BuildStream Technologies Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

July 3, 2019

Physical Address of Issuer:

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Website of Issuer:

https://buildstream.co

Current Number of Employees:

1

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)

Total Assets	$13,526	$239,378
Cash & Cash Equivalents	$13,526	$234,396
Accounts Receivable	$0	$0
Short-term Debt	$17,622	$53,297
Long-term Debt	$275,000	$490,000
Revenues/Sales	$0.00	$55,548
Cost of Goods Sold	$0.00	$46,426
Taxes Paid	$0.00	$0
Net Income	($86,649)	$(456,243)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 30, 2021

Form C-AR



BuildStream Technologies Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by BuildStream Technologies Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://buildstream.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

<center>**SUMMARY**</center>

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

BuildStream is a labor and services marketplace for the energy and infrastructure sectors, and is a corporation incorporated under the laws of the State of Delaware on July 3, 2020.

The Company is located at 251 Little Falls Drive, Wilmington, DE 19808.

The Company's website is https://www.buildstream.co.

The Company is headquartered in the State of Delaware, and conducts its business in the United Kingdom and throughout the European Union through its wholly-owned subsidiary, BuildStream Limited, a private limited company formed under the laws of England and Wales on January 10, 2018. The Company sells its services through the Internet in the United Kingdom and throughout the European Union.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/buildstream.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company has loaned a substantial amount of its liquid assets to a wholly owned foreign subsidiary, and such loan arrangements may not be subject to standard repayment rights and obligations between arms-length borrowers and lenders.
A substantial portion of the Company's assets are comprised of its interest in its wholly owned foreign subsidiary. This represents cash amounts that the Company has loaned to its subsidiary, primarily from investments the Company received in previous rounds of funding. The loan arrangements for such loans made by the Company to its subsidiary may not be subject to standard repayment rights and obligations between arms-length borrowers and lenders. If the subsidiary is unable to repay such loan amounts or if it is unable to continue operations in the future, there can be no assurance that the Company would be successful in recovering any or all of the amounts previously loaned to the subsidiary, which could negatively affect the Company and its operations.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. Physical site works, which are the projects for which we provide services, were temporarily put on hold for several weeks. This resulted in a loss of revenue for April, May and June. Due to the essential nature of the physical works being undertaken (energy and infrastructure projects), the industry has now reopened and we are now witnessing increased interest as customers look for more digital solutions to workforce management issues than pre-COVID, although there can be no guarantee that this will continue, and our business and prospects could again be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair our marketing and sales efforts to users of our services.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Terence Clarke, our Chief Executive Officer and Director. The Company has or intends to enter into employment agreements with Terence Clarke, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Terence Clarke, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

**BUSINESS**

Description of the Business

BuildStream is a marketplace for training and labor in the infrastructure sector. We connect infrastructure/construction projects seeking labor, with skilled independent contractors looking for work, and we manage all of the administrative aspects including handling payments, scheduling and worker verifications, through our digital platform.

Business Plan

Our aim is to grow the business to at least $2m revenue within the next 12-18 months. While it is desirable to hit profitability as soon as possible, our focus is on growth and market share currently. Our key performance indicators during this period will include increased amounts of revenue, new users, new job requests and time taken to fill each role, and number of SaaS subscriptions managing projects on our platform.

The Company's Products and/or Services

Product / Service	Description	Current Market
BuildStream Labor Marketplace	A marketplace app where independent contractors looking for work connect with projects that are hiring	Renewable Energy Sector

Competition

We are mostly competing with traditional recruitment agencies which run on a high commission business model. Their existing systems and processes have not yet been digitized and optimized, resulting in the need to run high head count, brick and mortar operations. With the wave of digital disruption coming to the sector, we are addressing the gap in the market for a digital first recruitment experience, whilst we are further differentiated through our unique Income Share Agreement approach to funding training. Our business model creates a win-win for clients and their independent contractor workforce which is not currently available in the mainstream market in infrastructure.

Customer Base

We are a B2B business. On the workforce side, 70% are aged 18-44. On the client side we are focusing on enterprise organizations and larger small to medium sized businesses operating in the renewable energy sector.

Supply Chain

BuildStream has two user types, supply (workers) and demand (projects). We currently source new workers via multiple channels including: organic LinkedIn, referrals, online advertising and traditional jobs boards. We currently source demand side users through direct sales, referrals, and will open up sales channels including SEO and content marketing as part of our use of proceeds of this Offering.

Intellectual Property

The Company has no registered or registerable intellectual property.

Domain Names
BuildStream owns the "buildstream.co" domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities, and U.K national and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened against the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Terence Clarke	Chief Executive Officer and Director	**BuildStream Technologies Inc**., CEO and Director, January 2018 – Present **Loop Hub**, Co-Founder, September 2016 – January 2018 ● Loop is a circular economy consultancy and digital platform which helps environment projects understand material flows and unlocks added value through reuse and waste avoidance	**Newcastle University**, M.Sc., Renewable Energy (2015) **Northumbria University**, B.Sc. Architectural Technology (2008)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 14,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 12,426,286 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	12,426,286
Par Value Per Share	$0.00001
Voting Rights	1 vote per share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date, which would be dilutive and may adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	87.2%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$12,447
Voting Rights	Holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such SAFEs may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.2%(2)

(1) Conversion.

   a. Equity Financing. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into (a) the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by the price per share sold in the Equity Financing if the pre-money valuation is less than or equal to $7,000,000, or (b) the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by the price per share equal to the quotient of (i) $7,000,000, divided by (ii) the fully diluted capitalization of the Company immediately prior to the Equity Financing, if the pre-money valuation is greater than $7,000,000.

   b. Liquidity Event. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to (a) receive a portion of the proceeds resulting from such Liquidity Event equal to the face amount of the SAFE (the "Cash Payment"), or (b) automatically receive from the Company a number of shares of Common Stock equal to (i) the face amount of the SAFE divided by (ii) the price per share equal to the quotient of (A) $7,000,000, divided by (B) the fully-diluted capitalization of the Company immediately prior to such Liquidity Event.

(2) Percentage ownership assumes conversion of the face amount of the SAFE, upon an Equity Financing at a $7,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$100,000
Voting Rights	Holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Cash Payout upon a Liquidity Event(2)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such SAFEs may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.9%(3)

(1) <u>Conversion upon an Equity Financing</u>. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by (a) the price per share equal to the quotient of (i) $10,000,000, divided by (ii) the fully diluted capitalization of the Company immediately prior to the Equity Financing, or (b) the lowest price per share paid by an investor in the Equity Financing multiplied by 85%, whichever calculation using (a) or (b), which results in the greater number of shares.

(2) <u>Payout upon a Liquidity Event</u>. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to receive a portion of the proceeds resulting from such Liquidity Event equal to the greater of (a) the face amount of the SAFE, or (b) the amount payable on the number of shares of Common Stock equal to (i) the face amount of the SAFE, divided by (ii) the price per share equal to the quotient of (A) $10,000,000, divided by (B) the fully-diluted capitalization of the Company immediately prior to such Liquidity Event.

(3) Percentage ownership assumes conversion of the face amount of the SAFE, upon an Equity Financing at a $10,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$120,000
Voting Rights	Holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Cash Payout upon a Liquidity Event(2)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such SAFEs may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.0%(3)

(1) <u>Conversion upon an Equity Financing</u>. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of (a) the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by the lowest price per share paid by an investor in the Equity Financing, or (b) the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by the price per share equal to the quotient of (i) $10,000,000, divided by (ii) the fully diluted capitalization of the Company immediately prior to the Equity Financing.

(2) <u>Payout upon a Liquidity Event</u>. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to receive a portion of the proceeds resulting from such Liquidity Event equal to the greater of (a) the face amount of the SAFE, or (b) the amount payable on the number of shares of Common Stock equal to (i) the face amount of the SAFE, divided by (ii) the price per share equal to the quotient of (A) $10,000,000, divided by (B) the fully-diluted capitalization of the Company immediately prior to such Liquidity Event.

(3) Percentage ownership assumes conversion of the face amount of the SAFE, upon an Equity Financing at a $10,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$60,000
Voting Rights	Holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Cash Payout upon a Liquidity Event(2) Participation Right(3)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such SAFEs may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.7%(4)

(1) <u>Conversion upon an Equity Financing</u>. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of (a) the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by the lowest price per share paid by an investor in the Equity Financing, or (b) the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by the price per share equal to the quotient of (i) $3,000,000, divided by (ii) the fully diluted capitalization of the Company immediately prior to the Equity Financing.

(2) <u>Payout upon a Liquidity Event</u>. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to receive a portion of the proceeds resulting from such Liquidity Event equal to the greater of (a) the face amount of the SAFE, or (b) the amount payable on the number of shares of Common Stock equal to (i) the face amount of the SAFE, divided by (ii) the price per share equal to the quotient of (A) $3,000,000, divided by (B) the fully-diluted capitalization of the Company immediately prior to such Liquidity Event.

(3) <u>Participation Right</u>. The holder of the SAFE has the right of first offer to purchase a pro-rata portion of the securities sold in the next Equity Financing in an amount sufficient for the holder of the SAFE to maintain a minimum ownership percentage of two percent (2%) of the Company's capital stock on an as-converted and fully-diluted basis as of the close of such Equity Financing.

(4) Percentage ownership assumes conversion of the face amount of the SAFE, upon an Equity Financing at a $3,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$60,000
Voting Rights	Holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Cash Payout upon a Liquidity Event(2)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such SAFEs may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.6%(3)

(1) <u>Conversion upon an Equity Financing</u>. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of (a) the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by the lowest price per share paid by an investor in the Equity Financing, or (b) the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by the price per share equal to the quotient of (i) $9,000,000, divided by (ii) the fully diluted capitalization of the Company immediately prior to the Equity Financing.

(2) <u>Payout upon a Liquidity Event</u>. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to receive a portion of the proceeds resulting from such Liquidity Event equal to the greater of (a) the face amount of the SAFE, or (b) the amount payable on the number of shares of Common Stock equal to (i) the face amount of the SAFE, divided by (ii) the price per share equal to the quotient of (A) $9,000,000, divided by (B) the fully-diluted capitalization of the Company immediately prior to such Liquidity Event.

(3) Percentage ownership assumes conversion of the face amount of the SAFE, upon an Equity Financing at a $9,000,000 valuation, into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$150,000
Voting Rights	Holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Cash Payout upon a Liquidity Event(2)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock issued pursuant to the conversion of such SAFEs may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.0%(3)

(1) <u>Conversion upon an Equity Financing</u>. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into a number of shares of the Company's preferred stock equal to seven percent (7%) of the fully diluted capitalization of the Company immediately prior to the Equity Financing.

(2) <u>Payout upon a Liquidity Event</u>. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to receive a portion of the proceeds resulting from such Liquidity Event equal to the greater of (i) the face amount of the SAFE, or (ii) the amount payable on the number of shares of Common Stock equal to the fully-diluted capitalization of the Company immediately prior to such Liquidity Event, multiplied by seven percent (7%).

(3) Percentage ownership assumes conversion of the face amount of the SAFE into shares of preferred stock of the Company that is convertible into common stock of the Company at a 1:1 conversion ratio, in an amount equal to 7% of the fully diluted capitalization of the Company immediately prior to the Offering.

Type	Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)
Amount Outstanding	163,816*
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives gross proceeds of not less than $1,500,000.00, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company with a $10,000,000 valuation cap
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.4%

*The intermediary will also receive compensation in the form of securities equal to two percent (2% of the total number of the securities sold in the offering.

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Terence Clarke	6,500,000 shares of Common Stock	52%
David Polanski	3,500,000 shares of Common Stock	28%

<h1 style="text-align:center">FINANCIAL INFORMATION</h1>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

BuildStream Technologies Inc. (the "**Company**") was incorporated on July 3, 2019 under the laws of the State of Delaware, and is headquartered in Delaware. The Company is the next generation labor marketplace for energy and infrastructure, utilizing developed software that connects independent contractors, recruiters and clients to facilitate the hiring process.

The Company also conducts its business in the United Kingdom and European Union through its wholly-owned subsidiary, BuildStream Limited, a private limited company, incorporated under the laws of England and Wales on January 3, 2018. Our financial statements include the financial results of BuildStream Limited.

Liquidity and Capital Resources

In April 2021, the Company conducted an offering pursuant to Regulation CF and raised $163,816.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd Safe Note*	$163,816	163,816 Crowd Safe Notes	General Working Capital	April 30, 2021	Reg. CF
SAFE (Simple Agreement for Future Equity)	$62,447	1	General Working Capital	April 2, 2020	Reg. D Rule 506(b)
Common Stock	$15.54	1,553,286	General Working Capital	March 5, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$100,000	1	General Working Capital	October 24, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$120,000	4	General Working Capital	October 16, 2019, August 18, 2019, August 16, 2020, August 7, 2020	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$60,000	1	General Working Capital	September 10, 2019	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$60,000	1	General Working Capital	August 17, 2019	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$150,000	1	General Working Capital	August 2, 2019	Reg. D Rule 506(b)
Common Stock	-	10,873,000	-	July 23, 2019	Section 4(a)(2)

*The intermediary will also receive compensation in the form of securities equal to two percent (2% of the total number of the securities sold in the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Terence Clarke
_____
(Signature)

Terence Clarke
_____
(Name)

April 30, 2021
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Terence Clarke
_____
(Signature)

Terence Clarke
_____
(Name)

CEO & Director
_____
(Title)

April 30, 2021
_____
(Date)

_____

_____

_____

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Income Statement
Buildstream Technologies Inc
(Unaudited)

	2020	Dec-20
Gross Profit	$ -	$ -
Operating Expenses		
Bank Service Charges	80	-
Business License & Fees	125	-
Contractor: Engineering Contractor	47,218	-
Corporation Tax	800	-
Engineering Expenses: Dues & Subscriptions	356	-
Office Expense: Dues & Subscriptions	685	66
Payroll Tax Expense	1,207	-
Payroll: Wages & Salaries	12,029	-
Professional Fees: Accounting Fees	8,920	300
Professional Fees: Legal Fees	19,304	(1,926)
Total Operating Expenses	**90,724**	**(1,560)**
Operating Income	**(90,724)**	**1,560**
Other Income / (Expense)		
Other Income	4,075	-
Total Other Income / (Expense)	**4,075**	**-**
Net Income	**$ (86,649)**	**$ 1,560**

Balance Sheet
Buildstream Technologies Inc
(Unaudited)

	31-Dec-20
Assets	
Current Assets	
Cash and Cash Equivalents	
BuildStream Technologies I#001	$ 13,526
Total Cash and Cash Equivalents	**13,526**
Total Current Assets	**13,526**
Total Assets	$ **13,526**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	$ 17,622
Accrued Liabilities: Accrued Other Expenses	-
Total Current Liabilities	**17,622**
Long Term Liabilities	
Due to BuildStream Limited	(265,000)
SAFE Liability	540,000
Total Long Term Liabilities	**275,000**
Total Liabilities	**292,622**
Equity	
Current Year Earnings	(86,649)
Retained Earnings	(192,447)
Total Equity	**(279,096)**
Total Liabilities and Equity	$ **13,526**

Statement of Cash Flow
Buildstream Technologies Inc
(Unaudited)

	2020	Nov-20
Cash flows from operating activities		
Net loss	$ (86,649)	$ 1,560
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	-	-
Amortization of capitalized software	-	-
Changes in operating assets and liabilities:		
Prepaids and other current assets	-	-
Accounts payable	4,698	(26)
Accrued expenses and other liabilities	(4,271)	(2,000)
Due to related party	(145,000)	-
Net cash used in operating activities	**(231,221)**	**(466)**
Cash flows from financing activities		
Proceeds from issuance of SAFE financing	50,000	-
Net (decrease) increase in cash and cash equivalents	(181,221)	(466)
Cash and cash equivalents at beginning of period	194,747	13,992
Cash and cash equivalents at end of period	$ 13,526	$ 13,526
check	-	-